UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-40212

Connect Biopharma Holdings Limited

(Translation of registrant’s name into English)

12265 El Camino Real, Suite 350

San Diego, CA 92130(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 30, 2022, Connect Biopharma Holdings Limited (the “Company”) provided a business and clinical development program update.

The Company disclosed that it had determined, in light of the current macroeconomic climate and challenging funding environment, to commence its Global Phase 3 program for CBP-201 in moderate-to-severe atopic dermatitis (“AD”) after it has secured the partnership necessary to fully complete the program.

Based on this development, the Company anticipates its cash and investments will enable it to meet milestones for its ongoing clinical trials and advance its preclinical assets toward the clinic, while it continues to evaluate partnership opportunities.

The status of the Company’s pivotal CBP-201 AD trial in China remains on track. In October 2022, the Company announced positive topline Stage 1 data on the primary analysis population of 255 patients and is currently conducting the 36-week Stage 2 period, which includes a potentially differentiated once a month dose regimen. The Company expects to have pre-New Drug Application (“NDA”) interactions with the Center for Drug Evaluation of the Chinese National Medical Products Administration in the first quarter of 2023 to discuss the Company’s CBP-201 data package.

The information in the paragraphs above under “Information Contained in this Report on Form 6-K” in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333- 264340) and Form S-8 (File No. 333-266006).

On December 30, 2022, the Company issued the press release attached hereto as Exhibit 99.1, which is incorporated herein by reference.

The furnishing of the attached press release is not an admission as to the materiality of any information therein. The information contained in the press release is summary information that is intended to be considered in the context of more complete information included in the Company’s filings with the Securities and Exchange Commission (the “SEC”) and other public announcements that the Company has made and may make from time to time. The Company undertakes no duty or obligation to update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing or furnishing of other reports or documents with the SEC or through other public disclosures.

Forward-Looking Statements

The Company cautions that statements included in this report that are not a description of historical facts are forward-looking statements. Words such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s expectations with respect to how long its current cash position will support its operation needs and capital expenditure requirements, the Company’s plans to advance the development of its product candidates, the Company’s ability to out-license any of its product candidates or to obtain partnership funding for any of its development programs, the timing of achieving any development or regulatory milestones, and the potential of such product candidates, including to achieve any benefit or profile or any product approval. The inclusion of forward-looking statements should not be regarded as a representation by the Company that any of its plans will be achieved. Actual results may differ materially from those set forth in this release due to the risks and uncertainties inherent in the Company’s business and other risks described in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2022, and its other reports. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in the Company’s filings with the SEC which are available from the SEC’s website (www.sec.gov) and on the Company’s website (www.connectbiopharm.com) under the heading “Investors.” All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated December 30, 2022: Connect Biopharma Provides Business and Clinical Development Program Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 30, 2022	CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Steven Chan
		Name:	Steven Chan
		Title:	Chief Financial Officer